September 29, 2006

Mr. David R. Humphrey
Branch Chief
Securities and Exchange Commission
100 F Street Street, NE
Washington, D. C. 20549-3561

Re: CANTERBURY PARK HOLDING CORPORATION
Form 10-K for the Fiscal Year Ended December 31, 2005
File No. 001-31569

Dear Mr. Humphrey:

On behalf of Canterbury Park Holding Corporation, I am writing in response to the staff’s comments with respect to the above referenced filing from your letter dated September 19, 2006.

Set forth below are the paragraphs from your letter followed by Canterbury Park’s response.

Form 10-K for the Year Ended December 31, 2005
Financial Statements
Consolidated Statements of Cash Flows, page 36

1.               We note from your disclosure in the footnotes of your financial statements that you have reclassified changes restricted cash from operating to investing activities, and that the restricted cash balance represents refundable deposits and amounts due to horseman for purses, stakes and awards, and amounts accumulated in card game progressive jackpot pools, the Player Pool and Poker Promotional Fund to be used to repay card players in the form of promotions, giveaways, prizes, or by other means.  Supplementally explain to us why you feel such revised reclassification is appropriate.  Your response should include a description of each category of restricted cash (e.g., refundable deposits, amounts due to horsemen for purses), the accounting treatment used to record each transaction, and why you feel classification as an investing activity in the statement of cash flows is appropriate at the individual transaction level.

As both the receipt and payment of the restricted cash result from operating activities (i.e. collecting wagers and paying purses and promotions/prizes), it appears that paragraphs 22(a) or 22(c) and 23(b) or 23(e) of SFAS 95 may support an operating activity presentation, as cash is received from a sale of good or services and is paid to others for good or services.  Furthermore, as it appears that the initial cash inflow is recognized as a current accrued liability (i.e. Card Club accrual, Due to MHBPA, etc.) impacting operating cash flows, it appears that the restricted cash would also be reflected in a similar manner within operating cash flows as both an operating cash inflow when retained and an operating cash outflow upon payment of future good or services.  In this regard, operating cash flows would reflect neither a favorable nor unfavorable impact at the date the restricted cash is collected (retained) or upon the date it is paid, accordingly.  Your response should specifically address these matters as well as your consideration to the specific paragraphs we cite in SFAS 95 above.

Response:

As per your request, the following is a description of each category of our restricted cash, the accounting treatment used to record each transaction and why Canterbury Park Holding Corporation (the “Company”) feels classification as an investing activity in the statement of cash flows is appropriate.

Our restricted cash includes the following categories: (1) Card Club Restricted Cash  including the Player Pool, the Poker Promotional Fund, Card Club Progressive Jackpot Pools and miscellaneous refundable Card Club deposits; and (2) Horsemen Restricted Cash, including the Horsemen Deposits, and amounts Due to Horsemen Associations for purses (including the MHBPA).  Our categorization of cash as restricted cash is not the result of cash receipts/payments for goods/services.  Our restricted cash does not flow through the income statement (no revenues/expense) and is more akin to a deposit which must be maintained in a restricted cash account until the satisfaction of certain conditions.  Upon satisfaction of such conditions, restricted cash can be released from its restrictions.  Therefore, we believe that the investing classification on the statement of cash flows is appropriate.

Our classification of these items as restricted cash is based upon guidance provided within SEC Regulation S-X, Paragraph 210.5-02:

1. Cash and cash items. Separate disclosure shall be made of the cash and cash items which are restricted as to withdrawal or usage. The provisions of any restrictions shall be described in a note to the financial statements. Restrictions may include legally restricted deposits held as compensating balances against short-term borrowing arrangements, contracts entered into with others or company statements of intention with regard to particular deposits; however, time deposits and short-term certificates of deposit are not generally included in legally restricted deposits. In cases where compensating balance arrangements exist but are not agreements which legally restrict the use of cash amounts shown on the balance sheet, describe in the notes to the financial statements these arrangements and the amount involved, if determinable, for the most recent audited balance sheet required and for any subsequent unaudited balance sheet required in the notes to the financial statements. Compensating balances that are maintained under an agreement to assure future credit availability shall be disclosed in the notes to the financial statements along with the amount and terms of such agreement.

Card Club Restricted Cash (approximately 75% of Restricted Cash as of December 31, 2005):

The Company believes that classification of the Card Club Player Pool, Poker Promotional Fund and Jackpot Pools as restricted cash is appropriate due to Minnesota Statues and the Company’s statements of intention with regard to these items contained within laws regulating Card Club operations.  Minnesota Statute Chapter No. 206, H.F. No. 1825 Subd. 3(b) states that “the licensee will operate a card club in accordance with all applicable law and rules and the applicant’s approved plan of operation under section 240.30.”  The Card Club Plan of Operation is approved annually and regulated by the Minnesota Racing Commission.  Contained within the Plan of Operation is the following guidance with regard to the Player Pool and the Poker Promotional Fund:

Canterbury Card Club Plan of Operation - General 1-7 - Paragraph 2:

“For the purposes of conducting banked games, Canterbury Card Club may establish a player pool for the game.  The player pool may be initially established by a promotional contribution from Canterbury Card Club.  Subsequent to the establishment of the player pool, players winning wagers will be paid from the player pool.  Losing wagers will become part of the player pool.  The player pool will be maintained at a level sufficient to ensure that all winning wagers can be paid from the pool.  The sufficiency level of the players pool will be determined mathematically based on the rules of the games, the amount of the bets allowed and the game’s history of play at Canterbury Card Club.  Player pool funds in excess of the sufficiency level shall be distributed to players, over a reasonable period of time. Distribution of excess funds to players shall be in the form of bonus rules, jackpots, free tournaments, gifts, complimentaries or other promotional programs as determined by Canterbury Card Club.  Canterbury Card Club will maintain, account and be responsible for all funds in the player pool, however, these funds belong to the player pool and not to Canterbury Card Club.  Interest earned from player pool balances shall be credited to the player pool.  All funds in the player pool shall not be deemed to be revenue to Canterbury Card Club for the purposes of this plan.  Canterbury Card Club may derive revenue from conducting card games in a player pool format through use of the charging methods authorized by Minnesota Statutes, section 240.30,subdivision 4”.

Canterbury Card Club Plan of Operation – Poker Games 1-51- Section T, General Rules 9 and 10:

“The Canterbury Park Card Club incurs certain costs in connection with administering the Jackpot games.  An administrative fee not to exceed 10% of the jackpot collections is used to cover the administration of the jackpot games.  An additional fee of at least 15% of jackpot collection is used for a promotional fund.  The combined administrative and promotional fees shall not exceed 25% of the jackpot collection.  The promotional funds will be returned to the player in form of prizes, promotional gifts and cash giveaways”.

“All daily jackpot collections for administration and prizes and all daily payouts shall be recorded and reported daily by Canterbury Park Card Club as part of its internal controls and reporting procedures and a copy shall be provided to the Commission on a daily basis”.

Player Pool

The Company segregates the player pool balances in a separate cash account.  The balance in this cash account is part of restricted cash at every period end. There is a corresponding player pool account in short-term liabilities as part of Card Club accruals.  The cash and liability accounts are increased or decreased daily depending upon the activity within the Card Club.

Poker Promotional Fund

The Company maintains a short-term liability account as part of Card Club Accruals which accumulates the balance in the Poker Promotional Fund.  The liability account is increased daily for amounts withheld from the jackpot collection and decreased daily, if applicable, for the issuance of prizes, gifts and giveaways.  Funds are not specifically segregated in a separate bank account but are commingled with other of the Company’s operating cash accounts.  At period-end we reclassify a portion of our operating cash balances to restricted cash balances to reflect that the poker promotional fund is held for the benefit of players, and not the Company.

Progressive Jackpot

Progressive jackpot pools, by definition, are increased daily based upon jackpot wagering and are decreased due to payouts to winners of jackpots when they occur.  The Company maintains short-term liability accounts as part of Card Club Accruals representing the amounts currently payable as progressive jackpots.  The Company commingles collections of these jackpot wagers with its other operating cash.  At period end we reclassify a portion of our operating cash balances to restricted cash balances to reflect that the jackpot balances are held for the benefit of players, and not the Company.

Refundable Deposits

The Company collects certain miscellaneous refundable deposits from Card Club patrons including security deposits on safety deposit boxes, foreign taxes withheld from winners of jackpots, unclaimed found money and unclaimed jackpot funds.  The cash receipts are commingled in the Company’s operating cash balance and represent less then 2% of restricted cash as of December 31, 2005.  At period end the Company restricts a portion of our operating cash to reflect that these amounts are held for the benefit of patrons and is not for the Company.

Horsemens Restricted Cash (approximately 25% of Restricted Cash as of December 31, 2005):

Horsemen Deposits - During the live racing season, the Company is obligated by contract with the Minnesota Horsemen Benevolent & Protective Association (the “MHPBA”) to provide the services of a Horsemen’s Bookkeeper.  The Horsemen’s Bookkeeper accepts deposits from horse owners to use to pay nomination and entry fees for the horses to enter races.  The MHBPA delivers purse monies to the Horsemen Bookkeeper’s account so that the Company can pay the owners of the winning horses in the race.  The funds in the owners’ accounts are also used to pay the jockey salaries.  The total cumulative balance in these deposit accounts can exceed $1,000,000 during the live meet (typically early May through Labor Day) and as such the Company considers it imperative that these cash balances be reflected as restricted cash so that the readers of the Company’s financial statements are not misled to believe that these are unencumbered cash balances of the Company.

The Company is the custodian of the horsemen deposits and  the horsemen deposits are segregated in a separate bank account.  This account is included within restricted cash.  At the time of deposit or payout, the Company simultaneously credits or debits a short-term liability account Due to Horsemen – Cash, reflecting the fact that these are not our funds.  The deposits begin to be received in April, shortly before the start of the live race meet, and all account balances are paid out shortly after the end of the live race meet in early September.

Due to Horsemen Associations (including MHPBA) – The Company is obligated by The Minnesota Pari-mutuel Horse Racing Act to pay a portion of the takeout (revenue) it earns on simulcast and live on-track wagering for purses and other purposes of the associations representing the breeds that race at, or who’s races are simulcast to, the racetrack.  The Company calculates the amount of purses that each breed has earned on a daily basis and accumulates the amounts due to the Horsemen Associations in individual short-term liability accounts.  The balances due to the horsemen change on a daily basis.  The Horseman Associations may request that funds be distributed to them for purse payments and administrative purses throughout the year.  The Company does not segregate the cash for the purses in a separate bank account.  The total of these liability account balances are included in restricted cash at period end to reflect that these amounts are held for the benefit of the horsemen and not the Company.

  The Company has evaluated the cash flow classification in conjunction with the following paragraphs of SFAS 95:

22.           Cash inflows from operating activities are:

a.             Cash receipts from sales of goods or services, including receipts from collection or sale of accounts and both short- and long-term notes receivable from customers arising from those sales

c.             All other cash receipts that do not stem from transactions defined as investing or financing activities, such as amounts received to settle lawsuits; proceeds of insurance settlements except for those that are directly related to investing or financing activities, such as from destruction of a building; and refunds from suppliers.

23.           Cash outflows for operating activities are:

b.             Cash payments to other suppliers and employees for other goods or services

e.             All other cash payments that do not stem from transactions defined as investing or financing activities, such as payments to settle lawsuits, cash contributions to charities, and cash refunds to customers.

The categorization of cash as restricted cash is not the result of cash receipts/payments for goods/services.  The Company’s restricted cash does not flow through the income statement (no revenues/expense) and is more akin to a deposit which must be maintained in a restricted cash account until the satisfaction of certain conditions.  Upon satisfaction of such conditions, restricted cash can be released from its restrictions.  Paragraph 88 of SFAS 95 states the following:  “That classification is consistent with the view that, in general, cash flows from operating activities should reflect the cash effects of transaction and other events that enter into the

determination of net income”.   Paragraph 95 of SFAS 95 states the following:  “The Board agreed that all cash collected from customers or paid to suppliers from the sale or purchase of inventory should be classified as operating cash flows.  That classification is consistent with the notion that operating cash flows generally should include items that are included in net income”.

We believe restricted cash represents an investment.  The owner of a restricted cash account has contractually limited its ability to withdraw funds at any time; accordingly, a balance on deposit in a restricted cash account is the equivalent of an investment whose return of principal requires the satisfaction of conditions rather than a mere withdrawal demand.  Therefore, deposits and withdrawals of principal balances in restricted cash accounts represent the creation or return of investment, which should be presented as investing activities in the statement of cash flows.  Withdrawals of interest earned on restricted cash balances represent a return on investment, which should be presented as an operating activity in the statement of cash flows.

Based on the above, the Company believes that the investing classification on the statement of cash flows is an appropriate interpretation of SFAS 95 for the fluctuations in these restricted cash balances.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any questions regarding our responses above, do not hesitate to call me at (952)-496-6464.

Very Truly Yours,

/s/ David C. Hansen

David C. Hansen
Vice President and Chief Financial Officer

Cc:	Ms. Amy Geddes
Mr. Joseph Foti